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                             September 15, 2023

       Yifei Hou
       Chief Executive Officer
       XCHG Ltd
       Grevenweg 24, 20537
       Hamburg, Germany

                                                        Re: XCHG Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted September
1, 2023
                                                            CIK No. 0001979887

       Dear Yifei Hou:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 1, 2023

       General

   1. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor
sections relating to legal and operational risks associated with operating in China and PRC
regulations. It is unclear to us that there have been changes in the regulatory environment
in the PRC since the amendment that was submitted on July 26,
                                                        2023 warranting revised
disclosure to mitigate the challenges you face and related
                                                        disclosures. The Sample
Letters to China-Based Companies sought specific disclosure
                                                        relating to the risk
that the PRC government may intervene in or influence your operations at any time, or may
exert control over operations of your business, which could result in a material change in your
operations and/or the value of the securities you are registering
 Yifei Hou
XCHG Ltd
September 15, 2023
Page 2
         for sale. We remind you that, pursuant to federal securities rules,
the term    control
         (including the terms    controlling,       controlled by,    and
under common control with   ) as
         defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
         to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample
         Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the July 26, 2023 submission.
Capitalization, page 47

2. Please revise your capitalization table to reflect the company's indebtedness as of the most recent balance sheet date. In this regard, we note short-term bank borrowings on the face of your balance sheet in the amount of $4,497,772 as of June 30, 2023. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 60

3. Please revise to include a discussion of any known material events that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. In this regard, include a quantified discussion of the additional amount of share-based compensation expense related to the
         150,000,000 ordinary shares granted and vested in August 2023 which has not been reflected in your historical financial statements. Refer to Item 303(a) of Regulation S-K.
Note 18. Subsequent Events
(b) Issuance of Convertible Notes and Warrants, page F-35

4. We note your subsequent events disclosure that in August 2023, the Company issued warrants to investors A and B on pages F-35 and F-51. On page 134, warrants also appear to be issued to investor C. Please explain why it is not necessary to disclose the warrants issued to investor C as part of the subsequent events disclosures on pages F-35 and F-51 or revise. Also revise to disclose on pages F-35 and F-51 that the Company issued
FirstName LastNameYifei Hou
       warrants to investor A with convertible notes in the amount of $2 million as the
Comapany    NameXCHG
       disclosures        Ltdstate "the investor A and investor B with
convertible notes in the
                    currently
       amount
September       of RMB30
            15, 2023  Page 2million."
FirstName LastName
 Yifei Hou
FirstName
XCHG LtdLastNameYifei Hou
Comapany 15,
September NameXCHG
              2023     Ltd
September
Page  3   15, 2023 Page 3
FirstName LastName
(c) Grant of Share Awards, page F-36

5. Please revise your subsequent events footnote to quantify the financial statement impact of any awards granted after balance sheet date. In this regard, we note from your disclosure included on page 47 that unrecognized share-based compensation expense of
         $7,457,000 related to the vesting of 150,000,000 ordinary shares under the 2023 share incentive plan will be recognized in August 2023. As part of your revised disclosure, describe how the fair value of share-based compensation expense of $7,457,000 to be recognized upon vesting was determined.
Unaudited Condensed Consolidated Balance Sheets, page F-38

6. We note your disclosure of the number of shares authorized, issued, and outstanding as of
         June 30, 2023 for each class of preference shares in mezzanine equity. Please revise to also disclose the number of shares authorized, issued, and outstanding as of December 31,
         2022.
       You may contact Stephany Yang at (202) 551-3167 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Li He, Esq.